UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 18, 2025

Barclays Bank PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays Bank PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Directorate Change dated 18 March 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC
(Registrant)

Date: March 18, 2025

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

18 March 2025

Barclays PLC
and
Barclays Bank PLC
Directorate Changes

Barclays PLC and Barclays Bank PLC (together, "Barclays") announce the following board changes:
●           Tim Breedon to retire as a non-executive director of Barclays PLC

●           Diony Lebot appointed as a non-executive director of Barclays PLC

●           Mary Mack to be appointed as a non-executive director of Barclays PLC and Barclays Bank PLC

These appointments reflect the Board's focus on bringing additional and broader expertise across two important areas of the business, continental Europe and consumer banking, each of which has growth potential for Barclays as outlined in the bank's strategic plan.

Tim Breedon will retire from the Barclays PLC Board with effect from 30 April 2025. He will continue to serve as Chair of Barclays Bank Ireland PLC (also known as Barclays Europe). During his tenure of over 12 years, Mr Breedon has provided deep experience and valuable continuity of oversight through a period of significant change for Barclays. The Board is grateful to Mr Breedon for his substantial contribution through a number of non-executive roles across the Barclays Group, most notably as Chair of the Barclays PLC Board Risk Committee from January 2014 to February 2022, and for his continued role on one of the Barclays Group's important subsidiary boards.

Diony Lebot joins the Barclays PLC Board as an independent non-executive director with effect from 17 March 2025. Ms Lebot has around 40 years' experience in banking, financial services and European regulatory matters. She spent her executive career with Société Générale where she held a number of senior management positions across the bank's corporate and investment banking activities. Her most recent role was Deputy Chief Executive Officer and prior to this she was Group Chief Risk Officer. Ms Lebot currently serves as a non-executive director on the boards of Alpha Bank and EQT AB1. Ms Lebot also joins the Barclays PLC Board Sustainability Committee with effect from the date of her appointment to the Barclays PLC Board.

Mary Mack will join the Boards of Barclays PLC and Barclays Bank PLC as an independent non-executive director with effect from 1 June 2025. Ms Mack also brings deep expertise in financial services, in particular in the area of consumer banking, having recently retired from an executive career spanning around 40 years with Wells Fargo and several of its predecessor institutions, where she held a number of senior management positions. Her most recent role was as Chief Executive Officer, Consumer and Small Business Banking, prior to which she led Wells Fargo's Community Banking and Consumer Lending business, and was instrumental in guiding the consumer banking division through a comprehensive transformation. Ms Mack currently serves as a non-executive director on the board of Martin Marietta Materials, Inc.

There is no additional information required to be disclosed in relation to Ms Lebot or Ms Mack pursuant to paragraph UKLR 6.4.8R of the UK Listing Rules of the Financial Conduct Authority.

Notes:
1Diony Lebot also served as a non-executive director of Ayvens (formerly known as ALD SA) until 3 March 2025.

- ENDS -

For further information, please contact:

Investor Relations                                                Media Relations
Marina Shchukina                                                Jon Tracey
+44 (0) 20 7116 2526                                          +44 (0) 20 7116 4755

About Barclays
Our vision is to be the UK-centred leader in global finance.  We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and a strong, specialist US consumer bank.  Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays